SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Relevant Fact

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”), hereby informs its shareholders and the market in general, in connection with recent news, that the Civil Police of Rio de Janeiro has entered the headquartes of its subsidiary Furnas Centrais Elétricas (“Furnas”), in Botafogo (Rio de Janeiro), as part of the police operation named “Barão Gatuno”, deriving from the Operação Lava Jato ("Car Wash Investigation") for the search and seizure of documents.

Furnas is cooperating with the investigation and providing the Civil Police with the documents requested.

As it is known to the market, Eletrobras hired Hogan Lovells US LLP to conduct an independent internal investigation to assess the existence of potential irregularities, including violations of the FCPA, the Brazilian anti-corruption legislation and Eletrobras' Code of Ethics. This independent investigation is overseen by an Independent Investigation Commission ("Independent Commission"), continues to carry out additional procedures aimed at improving the internal controls of the Eletrobras group companies and verifing and reviewing any additional information that may be disclosed as part of or due to the developments of the Car Wash Investigation.

Accordingly, Eletrobras, Hogan Lovells and the Independent Commission have been closely monitoring the Car Wash Investigation and cooperating with the authorities, responding to requests for clarification and complying with requests for documents made by the authorities and Eletrobras reinforces that it is main party interested in the clarification of these facts.

Rio de Janeiro, June 8, 2017.

Armando Casado de Araujo

CFO and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.